UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

The BlackRock California Investment Quality Municipal Trust Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

09247U107
(CUSIP Number)

Steven A. Anderson
M.H. Whittier Corporation
1600 Huntington Drive
South Pasadena, California  91030
(626) 441-5111
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 18, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09247U107

(1)	Name of Reporting Person and IRS Identification No. of Above Person: M.H. Whittier Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC (see Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). N/A ☐
(6)	Citizenship or Place of Organization California
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH ___________	(7) ___________	Sole Voting Power 0
	(8)	Shared Voting Power 217,400
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 217,400
(11)	Aggregate Amount Owned by Each Reporting Person 217,400
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount if Row (11) 21.6%(1)
(14)	Type of Reporting Person (See Instructions) CO

(1)	Based on 1,007,093 shares of the Issuer’s common stock outstanding as of October 31, 2006, as reported by the Issuer in its Form N-CSR filed January 12, 2007.

CUSIP NO. 09247U107

(1)	Name of Reporting Person and IRS Identification No. of Above Person: The Whittier Trust Company of Nevada, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC (see Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). N/A ☐
(6)	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH ___________	(7) ___________	Sole Voting Power 0
	(8)	Shared Voting Power 266,100(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 266,100(1)
(11)	Aggregate Amount Owned by Each Reporting Person 266,100(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount if Row (11) 26.4%(2)
(14)	Type of Reporting Person CO

(1)
The Whittier Trust Company of Nevada, Inc. may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by M.H. Whittier Corporation, Whittier Ventures LLC, and Whittier Financial LLC. See Items 2 and 5.  The Whittier Trust Company of Nevada, Inc. disclaims any beneficial ownership of the shares of Common Stock owned by M.H. Whittier Corporation, Whittier Ventures, LLC, or Whittier Financial LLC.

(2)	Based on 1,007,093 shares of the Issuer’s common stock outstanding as of October 31, 2006, as reported by the Issuer in its Form N-CSR filed January 12, 2007.

This Amendment No. 11 to Schedule 13D amends the joint Schedule 13D/A (Amendment No. 10) filed November 18, 1996 by M.H. Whittier Corporation, James E. Greene, Arlo G. Sorensen, Michael J. Casey, and Whittier Trust Company.

Item 1.	Security and Issuer.

No modification is made to Item 1.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

M.H. Whittier Corporation.  M.H. Whittier Corporation is a corporation organized in the state of California.  Its principal business and office address is 1600 Huntington Drive, South Pasadena, California 91030.  M.H. Whittier Corporation's principal business is that of a diversified investment company.  See Schedule A for information concerning the executive officers and directors of M.H. Whittier Corporation.

The Whittier Trust Company of Nevada, Inc.  The Whittier Trust Company of Nevada, Inc. is a corporation organized in the state of Nevada.  Its principal business and office address is 1600 Huntington Drive, South Pasadena, California 91030.  The Whittier Trust Company of Nevada, Inc.'s principal business is that of a trust company.  See Schedule A for information concerning the executive officers and directors of The Whittier Trust Company of Nevada, Inc.  The Whittier Trust Company of Nevada, Inc. is the sole trustee of 15 trusts that own 100% of the voting securities of M.H. Whittier Corporation.

None of the reporting persons has, and to the knowledge of the reporting persons, none of the persons named in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the reporting persons has, and to the knowledge of the reporting persons, none of the persons named in response to this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The following is added to Item 3:

Between December 18, 1996 and February 3, 2006, M.H. Whittier Corporation, Whittier Ventures LLC, and Whittier Financial LLC (to each of which The Whittier Trust Company of Nevada, Inc. serves as trustee), purchased and sold Common Stock as follows:

Date of Transaction:	Name of Purchaser or Seller:	Number of Shares Purchased or (Sold):	Price per Share:
12/18/96	Whittier Ventures LLC	600	$13.86
12/20/96	Whittier Ventures LLC	7,200	$14.13
12/23/96	M.H. Whittier Corporation	2,200	$14.14
09/15/99	Whittier Ventures LLC	4,900	$14.49
11/12/99	Whittier Financial LLC	5,000	$15.31

11/17/99	Whittier Ventures LLC	1,400	$14.81
11/23/99	Whittier Ventures LLC	2,300	$15.06
12/28/99	Whittier Ventures LLC	800	$14.94
01/03/00	Whittier Financial LLC	1,000	$14.94
01/07/00	Whittier Financial LLC	900	$14.81
01/12/00	Whittier Financial LLC	1,300	$14.56
01/13/00	Whittier Financial LLC	9,000	$15.15
03/29/00	Whittier Financial LLC	11,000	$14.81
06/02/00	Whittier Financial LLC	(2,500)	$15.31
10/22/01	M.H. Whittier Corporation	10,000	$15.36
10/22/01	Whittier Ventures LLC	(10,000)	$15.24
11/01/02	Whittier Financial LLC	(7,400)	$13.12
05/13/04	M.H. Whittier Corporation	1,000	$12.59
03/16/05	M.H. Whittier Corporation	500	$14.00
03/22/05	M.H. Whittier Corporation	1,000	$14.03
03/23/05	M.H. Whittier Corporation	2,000	$14.03
08/19/05	Whittier Ventures LLC	10,000	$14.53
02/03/06	Whittier Ventures LLC	13,200	$15.61

M.H. Whittier Corporation, Whittier Ventures LLC and Whittier Financial LLC each used its corporate funds to effect such purchases.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated as follows:

Each of M.H. Whittier Corporation, Whittier Ventures LLC, and Whittier Financial LLC made the acquisitions for purposes of investment.

In a letter to the board of directors of the Issuer dated July 18, 2006, the reporting persons, Whittier Trust Company, and Whittier Ventures, LLC requested that the Issuer's board of directors consider a number of items, including (i) reducing the number of members of the board of directors and requiring that a majority of the members of the board of directors be unaffiliated with affiliates of the Issuer, and (ii) creating a dividend reinvestment plan.  The board of directors responded to the reporting persons and Whittier Ventures, LLC on September 13, 2006 that, among other things, (i) it felt reducing the number of members of the board of directors and requiring a majority of the members of the board of directors be unaffiliated with affiliates of the Issuer would create inefficiencies, and (ii) it would direct the Issuer to examine the legal requirements to effect a dividend reinvestment plan.

The reporting persons will continue to monitor the response of the Issuer to its requests and will evaluate whether to take further action with respect to such requests.

Other than as set forth in this Item 4, the reporting persons have no plans or proposals which relate to or may result in any of the transactions or events enumerated in Item 4(a)-(j).

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)           M.H. Whittier Corporation is the beneficial owner of 217,400 shares of Common Stock.  Based on 1,007,093 shares of Common Stock issued and outstanding as of October 31, 2006, as reported by the Issuer in its Form N-CSR filed January 12, 2007, M.H. Whittier Corporation is the beneficial owner of approximately 21.6% of the outstanding Common Stock.

The Whittier Trust Company of Nevada, Inc., by virtue of being the sole trustee of 15 trusts that own 100% of the voting securities of M.H. Whittier Corporation, is the beneficial owner of 217,400 shares of Common Stock owned by M.H. Whittier Corporation.  The Whittier Trust Company of Nevada, Inc., by virtue of being the sole trustee of 15 trusts that own 100% of the voting securities of Whittier Financial LLC, is the beneficial owner of 18,300 shares of Common Stock owned by Whittier Financial LLC.   The Whittier Trust Company of Nevada, Inc., by virtue of being the sole trustee of 15 trusts that own 100% of the voting securities of Whittier Ventures LLC, is the beneficial owner of 30,400 shares of Common Stock owned by Whittier Ventures LLC.  The Whittier Trust Company of Nevada, Inc. is therefore the beneficial owner of an aggregate of 266,100 shares of Common Stock.  Based on 1,007,093 shares of Common Stock issued and outstanding as of October 31, 2006, as reported by the Issuer in its Form N-CSR filed January 12, 2007, The Whittier Trust Company of Nevada, Inc. is the beneficial owner of approximately 26.4% of the outstanding Common Stock.  The Whittier Trust Company of Nevada, Inc. disclaims beneficial ownership of the shares of Common Stock beneficially owned by M.H. Whittier Corporation, Whittier Financial LLC, and Whittier Ventures LLC.

(b)           M.H. Whittier Corporation shares the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by it.

The Whittier Trust Company of Nevada, Inc. may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock (i) owned by M.H. Whittier Corporation by virtue of being the sole trustee of 15 trusts that own 100% of the voting securities of M.H. Whittier Corporation, (ii) Whittier Ventures LLC, by virtue of being the sole trustee of 15 trusts that own 100% of the voting securities of Whittier Ventures LLC, and (iii) Whittier Financial LLC, by virtue of being the sole trustee of 15 trusts that own 100% of the voting securities of Whittier Financial LLC.  The Whittier Trust Company of Nevada, Inc. disclaims beneficial ownership of the shares of Common Stock owned by M.H. Whittier Corporation, Whittier Ventures LLC, and Whittier Financial LLC.

(c)           Except as otherwise described herein, to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as otherwise described herein, and to the knowledge of the reporting persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Common Stock deemed to be beneficially owned by them.

(e)           James E. Greene ceased to be the owner of more than five percent of the Common Stock on June 30, 1997 when he resigned as trustee of each of the 15 trusts that own 100% of the voting securities of M.H. Whittier Corporation, Whittier Ventures LLC, and Whittier Financial LLC.  Arlo G. Sorensen and Michael J. Casey each ceased to be the owner of more than five percent of the Common Stock on June 9, 2006, the effective date of each of their resignations as trustees of each of the 15 trusts that own 100% of the voting securities of M.H. Whittier Corporation, Whittier Ventures LLC, and Whittier Financial LLC.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification is made to Item 6.

Item 7.	Material to Be Filed as Exhibits.

(1)           Joint Filing Agreement dated April 13, 2007 among M.H. Whittier Corporation and The Whittier Trust Company of Nevada, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2007

M.H. Whittier Corporation

By:	/s/ David A. Dahl
Name:	David A. Dahl
Title:	President

The Whittier Trust Company of Nevada, Inc.

By:	/s/ Steven A. Anderson
Name:	Steven A. Anderson
Title:	Executive Vice President

EXHIBIT 1 –Joint Filing Agreement

The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D/A (Amendment No. 11), to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date: April 13, 2007

M.H. Whittier Corporation

By:	/s/ David A. Dahl
Name:	David A. Dahl
Title:	President

The Whittier Trust Company of Nevada, Inc.

By:	/s/ Steven A. Anderson
Name:	Steven A. Anderson
Title:	Executive Vice President

Schedule A

DIRECTORS, MANAGERS, EXECUTIVE OFFICERS, OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the directors and officers of M.H. Whittier Corporation, and (ii) the directors and executive officers of The Whittier Trust Company of Nevada, Inc. are set forth below:

Name and Business Address	Position	Principal Occupation	Name, Principal Business Address of Organization in which Principal Occupation is Conducted
M.H. Whittier Corporation:

Michael J. Casey 1600 Huntington Drive South Pasadena, California 91030	Director	President of Whittier Trust Company	Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030
Betty S. Leonard 1600 Huntington Drive South Pasadena, California 91030	Director	Retired	M. H. Whittier Corporation 1600 Huntington Drive South Pasadena, California 91030
Arlo G. Sorensen 1600 Huntington Drive South Pasadena, California 91030	Director	Retired	M.H. Whittier Corporation 1600 Huntington Drive South Pasadena, California 91030
Harold M. Williams 300 S. Grand Ave., Suite 3400 Los Angeles, California 90071	Director	Of Counsel, Skadden, Arps, Slate, Meagher, & Flom, LLP	Skadden, Arps, Slate, Meagher, & Flom, LLP 300 S. Grand Ave., Suite 3400 Los Angeles, California 90071
David A. Dahl 1600 Huntington Drive South Pasadena, California 91030	President	Senior Vice President of Whittier Trust Company	Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030
James A. Jeffs 1600 Huntington Drive South Pasadena, California 91030	Vice President	Executive Vice President of Whittier Trust Company	Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030
Steven A. Anderson 1600 Huntington Drive South Pasadena, California 91030	Vice President	Executive Vice President of Whittier Trust Company	Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030
Robert D. Sellers 1600 Huntington Drive South Pasadena, California 91030	Chief Financial Officer	Chief Financial Officer of Whittier Trust Company	Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030

The Whittier Trust Company of Nevada, Inc.:

Michael J. Casey 1600 Huntington Drive South Pasadena, California 91030	Director and President	President of Whittier Trust Company	Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030
Harold J. Depoali 100 W. Liberty Street, Suite 880 Reno, Nevada 89501	Director and Vice President	Vice President of The Whittier Trust Company of Nevada, Inc.	The Whittier Trust Company of Nevada, Inc. 100 W. Liberty Street, Suite 880 Reno, Nevada 89501

William E. Ramsey 100 W. Liberty Street, Suite 880 Reno, Nevada 89501	Director and Senior Vice President	Senior Vice President of The Whittier Trust Company of Nevada, Inc.	The Whittier Trust Company of Nevada, Inc. 100 W. Liberty Street, Suite 880 Reno, Nevada 89501
David A. Dahl 1600 Huntington Drive South Pasadena, California 91030	Senior Vice President	Senior Vice President of Whittier Trust Company	Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030
Robert D. Sellers 1600 Huntington Drive South Pasadena, California 91030	Chief Financial Officer	Chief Financial Officer of Whittier Trust Company	Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030
Steven A. Anderson 1600 Huntington Drive South Pasadena, California 91030	Executive Vice President	Executive Vice President of Whittier Trust Company	Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030
James A. Jeffs 1600 Huntington Drive South Pasadena, California 91030	Executive Vice President	Executive Vice President of Whittier Trust Company	Whittier Trust Company 1600 Huntington Drive South Pasadena, California 91030